WI Fidelis Multi-Cap, Multi-Factor ESG Index Licensing Agreement

This Agreement is made on this 4_ day of _April, 2022 by and between Wallick Investments, LLC (“WI”) and Inspire Investing, LLC (“CLIENT”).

A.  WI provides investment management and methodology services for the Fidelis Multi-Cap Multi-Factor ESG Index (“INDEX”). Solactive AG provides associated index valuation calculations.

B.  CLIENT wishes to engage WI to license the Fidelis Multi-Cap Multi-Factor ESG Index pursuant to the terms contained in this Agreement.

Therefore, in consideration of the mutual premises and covenants, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree to the following:

1.	Responsibilities of WI - Index Services

A.  Under this Agreement, WI will provide the CLIENT licensing rights to the Fidelis Multi-Cap Multi-Factor ESG Index. These rights will include the ability to replicate the INDEX through investment products such as an ETF, Mutual Funds, model or separate account.

B.  WI shall have Solactive forward all required files to an appointed CLIENT representative(s).

C.  WI shall not be responsible for mistakes or delays in the supply or availability of the INDEX or for any decisions based on it.

D.	WI shall not have any responsibility for the CLIENT’s investment products.

E.	In providing all services to CLIENT, WI will rely on the information provided by third party providers without any duty or obligation to investigate the accuracy or completeness of the information.

2.	Responsibilities of the CLIENT - The CLIENT is responsible for:

A.    Ensuring all investment products based on the Fidelis Multi-Cap Multi-Factor ESG Index are in the best interest of their clients.

B.  CLIENT is duly formed and validly existing under the laws of its state of organization and has full power and authority to enter and perform its obligations under this Agreement.

C.	CLIENT has duly authorized, executed and delivered this Agreement.

D.  CLIENT will accurately report AUM for all investment products that replicate the WI Fidelis Multi-Cap Multi-Factor ESG Index. This reporting needs to be directly to WI or a database WI currently has access to, such as Morningstar Advisor Office.

E.  CLIENT will not use INDEX information or files for any purpose outside those outlined in this agreement.

3.	Services to Other Clients and potential conflicts of interest

This Agreement covers CLIENT’s licensing of the Fidelis Multi-Cap Multi-Factor ESG Index. The CLIENT is not permitted to share or use the INDEX for the benefit of any other person or entity. CLIENT acknowledges that WI may provide the same service to various other clients; however, WI shall grant CLIENT the exclusive license rights to the INDEX for a period of 36 months following the date of this AGREEMENT, during which time WI shall not allow any other person or entity licensing rights to the INDEX. Additionally, at no time shall WI utilize the INDEX themselves in the creation or management of any investment product or service except for separately managed accounts with their direct clients. “Direct clients” does not include other registered investment advisory firms, broker-dealers or other investment management platforms. The CLIENT also acknowledges and agrees that WI may hold or deal in securities, property, or other assets which may be the same as those included in the Fidelis Multi-Cap Multi-Factor ESG Index. The fact that WI and their separate account (SA) clients own many of the same securities included in the INDEX creates a direct conflict of interest. To mitigate potential conflicts WI has segregated their Institutional (INDEX and research) business from their advisory business. At no point will Wallick Investment’s Advisory side have access to planned purchases or sales of securities in the INDEX prior to all licensees. Despite having a “fire wall” between institutional business and advisory business, Wallick Investments Advisory maintains separate accounts for their separate account clients which may buy and sell many of the same holdings as the INDEX. Members of the WI Fidelis Multi-Cap Multi-Factor ESG Index Investment Committee will be restricted from Wallick Investment’s Advisory investment meetings from 5 days prior to INDEX Selection Day to 5 days after INDEX Rebalance Day.

4.  Fees a. WI’s fees set forth below are billed and payable no less frequently than quarterly, and due within thirty days following the end of the applicable billing period. Fees paid to WI as set forth in Exhibit A are for licensing the WI Fidelis Multi-Cap Multi-Factor ESG Index.

5.	Terms of Agreement

This Agreement shall continue in effect for one year and will renew for consecutive one-year periods unless cancelled by written notice 180 days before the renewal date.

This Agreement may be terminated by either party upon at least (180) days written notice. Such termination will not affect the liabilities or the obligations of the parties under this Agreement arising from transactions initiated prior to such termination. No refunds will be issued. With termination, all investment products replicating the associated INDEX must also be terminated.

6.	Arbitration

Subject to the conditions and exceptions noted below and to the extent consistent with applicable law, in the event of any controversy, dispute or claim arising out of or relating to this Agreement, both parties agree to submit the dispute to arbitration before a single arbitrator in accordance with the Commercial Rules of the American Arbitration Association then in effect. The prevailing party shall be entitled to reasonable attorney’s fees, costs, and expenses.

7.	Communications

Any written notice required by or pertaining to the Agreement shall be delivered by U.S. mail, email, or facsimile transmission. Any written notice to CLIENT required by or pertaining to the Agreement shall be delivered to CLIENT at address stated below.

If to CLIENT: Aaron Moon

Inspire Investing, LLC

3597 E Monarch Sky Ln, Suite 330

Meridian, ID 83646

aaron.moon@inspireinvesting.com

Phone: (877)658-9473

If to WI: Daniel Wallick

Wallick Investments, LLC

1122 Lady Street, Suite 810

Columbia, SC 29201

danwallick@wallickinvestments.com

Phone: 803-699-9400

8.	Responsibility Limits

WI shall defend, indemnify, and hold CLIENT and its affiliates and their respective employees, officers, directors, and shareholders harmless from and against any claims, losses, liabilities, or expenses (including reasonable attorney’s fees) arising out of a claim of infringement of any copyright, trademark, patent, or other proprietary right in connection with the use of the INDEX. CLIENT shall promptly notify WI in writing of any claim. CLIENT shall give reasonable assistance to WI in defense of any claim at WI’s expense. If, as a result of any such claim, CLIENT is enjoined from using the license, or in WI’s opinion is likely to become enjoined, WI, at its expense shall take one or more of the following actions in following order of precedence: (a) modify the License so that they are no longer infringing (provided functionality is not impaired), (b) obtain the right for CLIENT to continue using the infringing material, or (c) terminate this agreement. CLIENT shall have the right to terminate this Agreement without further liability.

CLIENT shall defend, indemnify, and hold WI and its affiliates and their respective employees, officers, directors, and shareholders harmless from and against any claims, losses liabilities or expenses (including reasonable attorney’s fees) arising out of a claim from any of CLIENTs’ customer cccounts in connection with index replication, or any advice or act by CLIENT in connection with the portfolio management of CLIENTs’ customer accounts. WI shall promptly notify CLIENT in writing of any such claim. WI shall give reasonable assistance to CLIENT in defense of any claim at CLIENT’s expense. CLIENT agrees to pay without limitation, all litigation costs, attorney’s fees, settlement payments and any damages awarded or resulting from such claim.

9.	Assignability

WI’s rights and obligations under this Agreement shall be assignable with the agreement of the other party. The rights of the CLIENT under this Agreement shall be enjoyed by all the CLIENT’s Affiliates on the same terms and conditions.

10.	Confidential Information

All non-public or proprietary information and advice furnished by either party to the other in connection with the Agreement, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties except (i) as instructed by the other party, (ii) as required by applicable law or regulation, (iii) as required or requested by judicial or regulatory process, (iv) for disclosures by other party to its affiliates, legal counsel, accountants or other professional advisors, or (v) to third party service providers as necessary to effect, administer, or enforce the obligations and transactions contemplated by this agreement.

11.	Governing Law

This agreement will be governed by and construed in accordance with the laws of the State of South Carolina, without giving effect to its conflicts of laws and principles.

12.	Miscellaneous

Wallick Investments, LLC is a SC Registered Investment Advisory Firm.

IN WITNESS WHEREOF, CLIENT hereby represents that he/she has read, understands, and agrees to be bound by the terms and conditions of this Agreement and its exhibits.

Date: April 4, 2022

Signature: /s/ Robert Netzly

By: Robert Netzly

Title: CEO

Accepted: April 4, 2022

Wallick Investments, LLC

Signature: /s/ Daniel Wallic

By: Daniel Wallick

Title: _Managing Partner

Exhibit A

Annual License fee to be paid no less frequently than quarterly in arrears based on Assets Under Management (AUM) for all investment products replicating the WI Fidelis Multi-cap Multi-Factor ESG Index.

Annual License fee = .0015 of AUM in replicated products.